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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 2)
                             LIFE TECHNOLOGIES, INC.
                              (NAME OF THE ISSUER)

                               DEXTER CORPORATION
                        DEXTER ACQUISITION DELAWARE, INC.
                     (NAME OF THE PERSONS FILING STATEMENT)

                      COMMON STOCK $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    532177201
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              BRUCE H. BEATT, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               DEXTER CORPORATION
                                 ONE ELM STREET
                             WINDSOR LOCKS, CT 06096
                                 (860) 292-7675
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
        NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

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                                    COPY TO:
                              JERE R. THOMSON, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939
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         Dexter Acquisition Delaware, Inc., a Delaware corporation ("Purchaser")
and a wholly-owned subsidiary of Dexter Corporation, a Connecticut corporation ("Parent") and Parent hereby amend and supplement their Rule 13e-3 Transaction Statement on Schedule 13E-3, filed with the Securities and Exchange Commission (the "Commission") on November 2, 1998, as amended by Amendment No. 1 to the
Schedule 13E-3 filed with the Commission on November 5, 1998 (as amended, the "Schedule 13E-3"). Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13E-3.

ITEM 16. ADDITIONAL INFORMATION.

         Item 16 of the Schedule 13E-3 is hereby amended and supplemented to add the following information:

         On July 9, 1998, several lawsuits purporting to be brought as class actions on behalf of the Company's public stockholders were filed against the Company, Parent and the Company's directors in the Court of Chancery of the State of Delaware. In September 1998 these lawsuits were consolidated into a single action, titled In re Life Technologies, Inc. Shareholders Litigation (Consolidated Civil Action No. 16513). On November 6, 1998, an amended consolidated class action complaint, a motion for preliminary injunction and a motion for expedited proceedings were filed in the Court of Chancery of the State of Delaware. The amended consolidated complaint alleges, among other things, that Parent and the defendant directors of the Company who are affiliated with Parent or are officers of the Company have breached their respective fiduciary duties to the Company's public stockholders. The amended consolidated complaint seeks to enjoin defendants, preliminarily and permanently, from consummating a tender offer by Parent, to require Parent to supplement its offer to Purchase and to recover monetary damages and costs.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

     Item 17 of the Schedule 13E-3 is hereby amended to add the following exhibits:

     (g)(3) Amended Consolidated Class Action Complaint: In re Life Technologies, Inc. Shareholders Litigation, C.A. No. 16513 (Del Ch. filed November 6, 1998) (previously filed as exhibit
                  (g)(3) to the Schedule 14D-1 and incorporated herein by reference).

     (g)(4) Motion for Preliminary Injunction: In re Life Technologies, Inc. Shareholders Litigation, C.A. No. 16513 (Del Ch. filed November 6, 1998) (previously filed as exhibit (g)(4) to the
                  Schedule 14D-1 and incorporated herein by reference).

     (g)(5) Motion for Expedited Proceedings: In re Life Technologies, Inc. Shareholders Litigation, C.A. No. 16513 (Del Ch. filed November 6, 1998) (previously filed as exhibit (g)(5) to the
                  Schedule 14D-1 and incorporated herein by reference).

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 1998               DEXTER ACQUISITION DELAWARE, INC.


                                        By: /s/ KATHLEEN BURDETT
                                            ----------------------------------
                                            Name:  Kathleen Burdett
                                            Title: Treasurer

                                        DEXTER CORPORATION


                                        By: /s/ BRUCE H. BEATT
                                            ----------------------------------
                                            Name:  Bruce H. Beatt
                                            Title: Vice President, General
                                                   Counsel and Secretary
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                                 EXHIBIT INDEX



EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------

(g)(3) Amended Consolidated Class Action Complaint: In re Life Technologies, Inc. Shareholders Litigation, C.A. No. 16513 (Del Ch. filed November 6, 1998) (previously filed as exhibit (g)(3) to the Schedule 14D-1 and incorporated herein by reference).

(g)(4)         Motion for Preliminary Injunction: In re Life Technologies, Inc.
               Shareholders Litigation, C.A. No. 16513 (Del Ch. filed November 6, 1998) (previously filed as exhibit (g)(4) to the Schedule 14D-1 and incorporated herein by reference).

(g)(5)         Motion for Expedited Proceedings: In re Life Technologies, Inc.
               Shareholders Litigation, C.A. No. 16513 (Del Ch. filed November 6, 1998) (previously filed as exhibit (g)(5) to the Schedule 14D-1 and incorporated herein by reference).